UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of April, 2011

Commission

File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S.A.

Corporate Taxpayer’s ID (CNPJ): 04.032.433/0001-80

Company Registry (NIRE): 33300275410
Publicly-held Company

EXCERPT OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON APRIL 26, 2011

As the secretary of the Board of Directors’ Meeting of Contax Participações S.A. held on April 26, 2011, I CERTIFY that item 2 (ii) “Company Acts: (ii) changes in the Statutory Board of Executive Officers of Contax Participações  S.A. and of Contax S.A.” of said meeting reads:

“Regarding item (ii),  the Board members approved the election of Mr. MARCO NORCI SCHROEDER, Brazilian citizen, married, economist, Identity Card (RG) no. 5014796402 issued by SSP/RS, Individual Taxpayer’s ID (CPF/MF) no. 407.239.410-68, to the position of Chief Financial and Investor Relations Officer of Contax Participações S.A., and Chief Financial Officer of the subsidiary Contax S.A. (“Contax”), in view of the resignation of Mr. Michel Neves Sarkis from the abovementioned positions. The Executive Officer elected herein will have term-of-office, at Contax Participações, until the first meeting of the Company’s Board of Directors held after the 2012 Annual General Meeting, and at Contax, until the 2014 Annual General Meeting, and (b) executes the respective Instruments of Investiture, on this date, and declares under penalty of law to be legally apt to serve in this position and that he is not subject to any crimes or impediments set forth in CVM Rule 367 of May 29, 2002. The Board members also approved the summoning to the Extraordinary General Meeting of the subsidiary Contax, which will deliberate on the election of Mr. MARCO NORCI SCHROEDER for the position of Chief Financial Officer thereof.”

These minutes were signed by the majority of attending members of the Board of Directors, as follows: (sgn.) Fernando Antonio Pimentel Melo (Chairman); Cristiano Yazbek Pereira; Fernando Magalhães Portella; Renato Torres de Faria; Rafael Cardoso Cordeiro (alternate member); Manuel Jeremias Leite Caldas.

Rio de Janeiro, April 26, 2011

Cristina Alves Corrêa Justo Reis

Secretary

ORDINARY MEETING OF THE BOARD OF DIRECTORS’ OF CONTAX PARTICIPAÇÕES S.A.

April 26, 2011, 10:30 a.m.

CONTAX PARTICIPAÇÕES S.A.

Corporate Taxpayer’s ID (CNPJ): 04.032.433/0001-80

Company Registry (NIRE): 33300275410

Publicly-held Company

EXCERPT OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON APRIL 26, 2011

As the secretary of the Board of Directors’ Meeting of Contax Participações S.A. held on April 26, 2011, I CERTIFY that item 2 (iv) “Company Acts: (iv) election of members to the Special Independent Committee that will assess the conditions for the merger of the shares of Mobitel S.A. into the Company (“Merger”) of said meeting reads as follows:

“Regarding item (iv),  after examining and discussing the qualification of the individuals considered for the positions at the Special Independent Committee that will assess the conditions of the Merger, the Board members approved, pursuant to Article 17-A of the Company’s Bylaws, the election of Messrs. RONNIE VAZ MOREIRA, Brazilian citizen, married, economist, Identity Card (RG) 03 888 344-3 SSP/RJ, Individual Taxpayers’ ID (CPF) 512.405.487-53, with office at Rua Prudente de Morais, 564, grupo 301, Ipanema, Rio de Janeiro, RJ; AFFONSO CELSO PASTORE, Brazilian citizen, married, economist, Identity Card (RG) 2.314.137 SSP/SP, Individual Taxpayers’ ID (CPF) 011.327.848-91, with office at Rua Alves Guimarães, 462 conj. 93 -05410-000, Pinheiros, São Paulo, SP; and ARMANDO GALHARDO NUNES GUERRA JUNIOR, Brazilian citizen, married, business administrator, Identity Card (RG) 408520 SSP-MG, Individual Taxpayers’ ID (CPF) 277.764.336-91, with office at Rua Tomaz Gonzaga, nº. 271/701, Lourdes, Belo Horizonte, MG, as members of the Special Independent Committee. The members elected herein meet the requirements of Article 17-A and paragraphs thereof of the Bylaws, since they are all independent (pursuant to the provisions in the Novo Mercado Rules), and have renowned experience and technical capacity. The Board acknowledged the dissenting vote of Board Member Manuel Jeremias Leite Caldas in relation to the matter, as per file at the Company’s Headquarters.”

These minutes were signed by the majority of attending members of the Board of Directors, as follows: (sgn.) Fernando Antonio Pimentel Melo (Chairman); Cristiano Yazbek Pereira; Fernando Magalhães Portella; Renato Torres de Faria; Rafael Cardoso Cordeiro (alternate member); Manuel Jeremias Leite Caldas.

Rio de Janeiro, April 26, 2011

Cristina Alves Corrêa Justo Reis

Secretary

ORDINARY MEETING OF THE BOARD OF DIRECTORS’ OF CONTAX PARTICIPAÇÕES S.A.

April 26, 2011, 10:30 a.m.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 27, 2011

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.